SNR Denton US LLP 101 JFK Parkway Short Hills, NJ 07078-2708 USA	Jeffrey A. Baumel Partner jeffrey.baumel@snrdenton.com D +1 973 912 7189 T +1 973 912 7100 F +1 973 912 7199 snrdenton.com

July 3, 2012

Justin Dobbie John Dana Brown Division of Corporation Finance Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549-3010

Re:	ADMA Biologics, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed June 5, 2012 File No. 333-180449

Dear Messrs. Dobbie and Brown:

By letter dated June 19, 2012 (the “SEC Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on Amendment No. 2 to the Registration Statement on Form S-1 ( the “Registration Statement”) filed by ADMA Biologics, Inc. (the “Company”). The Company has revised the Registration Statement to reflect its responses to the SEC Letter in Amendment No. 3 to the Registration Statement (the “Amendment”), which is filed with the Commission concurrently herewith.  Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Amendment.

In order to facilitate your review, this letter responds, on behalf of the Company, to each of the comments set forth in the SEC Letter on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the SEC Letter.  Unless otherwise noted, page numbers refer to the marked copy of the Amendment.

Outside Cover Page of Prospectus

1.
We note your response to our prior comment 3.  We note on page 75 that you issued shares in the 2012 Financing at $9.60 per share to Burrill, Aisling, and the Grossman Group and that these selling shareholders are initially offering your securities at $9.60 per share.  Please explain how $9.60 per share constitutes a bona fide estimate of the maximum price per share.  Your explanation should address the fact, as appropriate, that the $9.60 per share price was the original price paid by certain of the selling shareholders and that this prohibits them from making any profit on sales unless and until there is an active trading market.  This particular fact suggests that $9.60 per share is not a bona fide estimate of the maximum offering price.  Alternatively, increase the fixed price to a bona fide estimate and pay any additional filing fee.

U.S. Securities and Exchange Commission
July 3, 2012
Page

RESPONSE:   As discussed with Mr. Brown, the Company has revised its disclosure to indicate that until such time as its shares are quoted on the OTCBB, the selling stockholders will sell the shares covered by the prospectus at a range of $9.60 to $11.50 per share.  The Company has paid an additional filing fee with respect to the difference between $11.50 and $9.60 per share.

The Company believes that the range of $9.60 to $11.50 establishes a reasonable bona fide estimate of a valid range for a sales price of the shares covered by the prospectus at times prior to quotation of the shares on the OTCBB.  First, with respect to the low end of the range, the Company believes that $9.60 represents an arms-length, independent stock price valuation between the investors, the Company and the Company’s financial advisors Rodman & Renshaw and is a reasonable estimate of the low end of the range as it represents a break-even point for the selling stockholders.  To the extent that the Company believes that the period of time between the effective date of the registration statement and the date the shares are quoted on the OTCBB will be very limited, were issues to arise for a selling stockholder, that the Company cannot predict, selling stockholders could seek to recover their investment.  In that regard, the Company believes that selling stockholders would expect to receive a sales price equal to no less than their purchase price of $9.60 per share.

With regard to the high end of the range, the Company again looks to the short period of time that is anticipated between the effective date of this registration statement and the date that the shares are listed on the OTCBB.  The Company cannot predict whether any events might occur during such short period of time that would trigger dramatic increases in the price per share of common stock.  Accordingly, the Company believes that it is reasonable to expect that selling stockholders would seek an increase in valuation of no greater than approximately 20% per share, which would equal approximately $11.50.

The Company therefore believes that the range of $9.60 to $11.50 per share represents a bona fide estimate of an offering price by the selling stockholders during the period of time prior to the shares being quoted on the OTCBB.

Determination of Offering Price, page 39

2.
We note your response to our prior comment 3.  Please revise your disclosure here to be consistent with your disclosure on the outside cover page of the prospectus indicating that until your shares are quoted on the OTCBB, the selling stockholders will sell the shares covered by this prospectus at a fixed price.

RESPONSE:   As discussed with Mr. Brown, the Company has revised its disclosure to indicate that until such time as its shares are quoted on the OTCBB, the selling stockholders will sell the shares covered by the prospectus at a range of $9.60 to $11.50 per share.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (973) 912-7189 or Roland S. Chase at (973) 912-7179.

Sincerely,

/s/ Jeffrey A. Baumel

Jeffrey A. Baumel

Enclosures